UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2006

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On August 15, 2006, the Company issued a press release announcing the closing of a non-interest bearing prepayment deal and the updated financial guidance for its first quarter of fiscal year 2007. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

By:	/s/ ROBERT GANGE
Robert Gange Chief Executive Officer

Date: August 17, 2006

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated August 15, 2006, announcing that the closing of a non-interest bearing prepayment deal and the updated financial guidance for its first quarter of fiscal year 2007.

Exhibit 99.1

ASAT Holdings Limited Strengthens Balance Sheet

Updates Guidance for Q1 Fiscal 2007

HONG KONG and MILPITAS, Calif., – August 15, 2006 – ASAT Holdings Limited (Nasdaq: ASTT) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced that it strengthened its balance sheet with the closing of a non-interest bearing prepayment of $6 million from one of its customers. The funds will be used to purchase production equipment to support the customer’s increasing production schedule over the next 12 months.

Under the terms of the agreement, repayment will be made by offsetting future accounts receivable owed by the customer during a 12 month period beginning in January 2007. During this period, the Company has the option to pay off the outstanding balance at any time without a pre-payment penalty.

“These additional funds are an initial step in our ongoing effort to strengthen our balance sheet,” said Robert J. Gange, president and CEO of ASAT Holdings Limited. “This funding provides us with the capital necessary to support our customer’s increasing production capacity demands and to complete the final qualification processes in China. In addition, subject to the satisfaction of certain conditions, we also have available $5 million of the $15 million credit facility we entered into in July 2005.”

Company Updates Financial Guidance

The Company now anticipates revenue for its first quarter of fiscal 2007, ended July 31, 2006, will be approximately $46.5 million. This is slightly lower than the guidance issued on July 14, 2006.

“While first quarter revenue is slightly below our original expectations, the move to China is producing the cost savings we expected. As a result, we expect our gross margin and operating expenses will be in line with or slightly better than they were in the fourth quarter,” said Mr. Gange. “We attribute a combination of factors to our updated first quarter expectations. These include minor delays in completion of the qualification process in China, which is still projected to be finished by the end of the October quarter, and seasonal softness at the end of July that was greater than expected.”

ASAT cautions that its anticipated revenue results are preliminary based on the best information currently available and are subject to completion of its preparation of the financial statements for the first quarter of fiscal 2007.

The Company expects to hold a conference call to discuss its first quarter fiscal 2007 financial results and recent corporate events no later than the end of September 2006. Details of the conference call date will be distributed at a later date.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 17 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues in the current fiscal quarter, trends in production levels in China, and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that the shareholder financing may not be obtained, our progress in ramping our new China facility, acceptance and demand for the Company’s products and services, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on August 2, 2005 and the section entitled “Risk Factors” in our quarterly reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com